1801 California Street, Suite 5200 Denver, Colorado 80202

June 7, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

Form N-14 / File No. 333-230327

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond, in writing, to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) filed with the Commission on June 3, 2019 (Accession Number: 0001193125-19-164139), relating to the reorganization (the “Reorganization”) of Transamerica Multi-Cap Growth (the “Target Fund”) into Transamerica US Growth (the “Destination Fund”). Below are the Staff’s comments, which were conveyed to the Registrant in writing on June 5, 2019, and the Registrant’s responses thereto.

Comments

1.

Comment: The Staff noted that the principal risk disclosure should be listed in order of significance (or at least the most significant risks listed first). The Staff noted that this revision may be made in a Rule 497 filing.

Response: In response to the Staff’s comment, the Registrant will make changes to the ordering of the principal risks consistent with the Staff’s comment in a Rule 497 filing. While the Registrant is making the requested changes in this instance, the Registrant continues to believe that presenting a fund’s principal risks in order of significance is not required by Form N-1A or other applicable requirements.

2.

Comment: The Staff’s accountants noted that the $60,000 adjustment for merger costs should be omitted from the pro forma statement of operations since it does not have an ongoing impact to the operations of the Target Fund pursuant to Regulation S-X 11-2(b)(6). The Staff noted that this revision may be made in a Rule 497 filing.

Response: The Registrant will make the requested revision in a Rule 497 filing.

Please direct any comments or questions concerning this filing to the undersigned at 720-493-4249.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.